
13031801

SECURITIES AND EXCHANGE COMMISSION


SEC
Mail Processing
Section
MAY 3 2013
Washington DC
401

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68226

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Avendus Capital, Inc

OFFICIAL USE ONLY
FIRM ID. NO. 150160

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue 12th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Puneet Shivam, Executive Director (646) 707-0789
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 31 2013
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

CD 6/10/13

OATH OR AFFIRMATION

I, Puneet Shivam, Executive Director, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Avendus Capital, Inc. (Company), as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY JOYCE MARTINEZ
Notary Public - State of New York
NO. 01MA6284166
Qualified in Richmond County
My Commission Expires 6/25/2016

Puneet Shivam, Executive Director

Sworn and subscribed to before me this 29th day of May, 2013.

This report contains (check all applicable boxes):**

			Page
		Report of Independent Registered Public Accounting Firm	1 – 2
(x)	(a)	Facing page.	
(x)	(b)	Statement of Financial Condition.	3
(x)	(c)	Statement of Operations and Other Comprehensive (Loss).	4
(x)	(d)	Statement of Changes in Stockholder's Equity.	5
(x)	(e)	Statement of Cash Flows.	6
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	7 – 10
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	11
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	12
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	13 - 14
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	15 - 16

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Avendus Capital, Inc.

March 31, 2013

Table of Contents


Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Avendus Capital, Inc.

Report on the Financial Statements
We have audited the accompanying balance sheet of Avendus Capital, Inc., (the "Company") as of March 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avendus Capital, Inc. as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 11 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 11 is fairly stated in all material respects in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
May 28, 2013

AVENDUS CAPITAL INC.
BALANCE SHEET
MARCH 31, 2013

ASSETS		
Cash	$	143,455
Accounts receivable		22,282
Due from parent company		284,656
Foreign tax refund receivable		458,122
Property and equipment, net		42,566
Deferred tax benefits		364,000
Security deposits		92,055
Total Assets	$	1,407,136

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	35,346
Corporate taxes payable		48,525
Deferred rent payable		34,521
Total Liabilities		118,392
Contingencies		-
Stockholder's Equity		
Common stock - $0.01 par value 1,000,000 authorized; 700,000 issued and outstanding		7,000
Additional paid-in-capital		1,393,000
Accumulated (deficit)		(111,256)
Total Stockholder's Equity		1,288,744
Total Liabilities and Stockholder's Equity	$	1,407,136

See Independent Accountants' Report and Accompanying Notes

AVENDUS CAPITAL INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2013

Revenues:		
Fees	$	4,755,821
Interest income		310
Total Revenues		4,756,131
Costs and Expenses:		
Management fees and expensed to Avendus Capital Private, Ltd		2,645,000
Professional fees		234,799
Advertising		13,410
Depreciation		9,392
Occupancy costs		170,877
Brokerage registrations and fees		17,502
Salary - executive director		524,999
Salaries and wages		404,896
Payroll taxes and fringes		88,422
Insurance		1,942
Office supplies and expense		50,548
Telephone		34,342
Travel and entertainment		93,718
Total Operating Expenses		4,289,847
Net Income Before Taxes		466,284
Provision for taxes-current		(163,200)
Provision for taxes-deferred		(28,000)
Net income	$	275,084

See Independent Accountants' Report and Accompanying Notes

AVENDUS CAPITAL INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2013

Cash flows (used) by operating activities:		
Net income	$	275,084
Depreciation		9,392
Amortization of deferred taxes		28,000
Adjustment to reconcile net income to net cash (used) by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in accounts receivable		(22,282)
Decrease in other receivable		10,405
Decrease in prepaid expenses		2,000
(Increase) in foreign tax refund receivable		(327,692)
(Increase) in due from parent company		(372,094)
Decrease is security deposits		16,418
Increase in accounts payable and accrued expenses		3,232
(Decrease) in deferred rent payable		(15,206)
Increase in corporate taxes payable		41,125
Net cash (used) by operating activities		(351,618)
Cash flows (used) by investing activities:		-
Cash flows provided by financing activities:		-
Net decrease in cash		(351,618)
Cash at beginning of year		495,073
Cash at end of year	$	143,455

AVENDUS CAPITAL INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2013

	Common Stock	Additional paid-in capital	Accumulated (deficit)	Total Stockholder's Equity
Balances, April 1, 2012	$ 7,000	$ 1,393,000	$ (778,340)	$ 621,660
Recognition of deferred tax benefits			392,000	392,000
Net Income	-	-	275,084	275,084
Balances, March 31, 2013	$ 7,000	$ 1,393,000	$ (111,256)	$ 1,288,744

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Avendus Capital Inc. is a Delaware Corporation formed on December 21, 2007, and is the wholly owned subsidiary of Avendus Capital Private Limited, located in India. Avendus Capital Private Limited is referred herein to as the Parent or Parent Company.

The Parent Company acquired all of the issued and outstanding stock of Avendus Capital Inc. referred herein as the Subsidiary Company or Subsidiary or Development Stage Enterprise or Company in July 2008, and infused a capital contribution of $400,000 in August, 2008, and an additional amount of $1,000,000 in December, 2009.

The Subsidiary Company (Avendus Capital, Inc.) commenced operations as a Broker/Dealer on September 28, 2010, with its membership approval on September 28, 2010, in the 'Financial Industry Regulatory Authority" (FINRA). The presentation of its financial statements are in conformity with accounting principles generally accepted in the United States of America, and these statements reflect the accepted principles that apply to the development stage subsidiary (December, 2007 through September, 2010) of the operating Parent.

The Company as a member of FINRA earns revenues consisting of fees from consulting and investment banking.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Accounts Receivable

The accounts receivable consists of $22,282 represent fees from advisory fees and is fully collectible.

Due from Parent Company

The receivable consists of $383,851 from Avendus Capital Private, Limited (Parent Company) from revenues earned and expense reimbursements incurred per an intercompany service agreement dated on October 1, 2010 and currently in effect. It is partially offset by $99,156 due to the Parent Company for payments received by Avendus Capital Inc. for the Parent Company.

Foreign Tax Refund Receivable

The tax refund is a receivable for $458,122 from the government of India represents a 10% tax on payments or remittances from the (Parent Company). Avendus Capital Private, Limited (Parent) in behalf of Avendus Capital Inc. (Subsidiary) and the management of Avendus Capital, Inc's management have both represented that the refund will be made, but cannot determine the date that payment is expected.

AVENDUS CAPITAL INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2013

Deferred Tax benefits

The deferred tax benefits have been calculated and reported under International Reporting Standards (IFRS) and the application of IAS 12 Income Taxes. This asset was not recorded until the current fiscal year because the realization of such a benefit could not be reasonably assured. The tax benefit is the result of start-up costs $1,024,065 being amortized over 15 years for tax purposes resulting in a tax deduction of $68,271 and creating a temporary timing difference of the tax benefit of approximately $28,000 per year for the next 13 years.

The total tax benefit on $1,024,065 =	$420,000
Utilized fye 3/31/12	(28,000)
Utilized fye 3/31/13	(28,000)
Balance at 3/31/13	$364,000

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Assets and Liabilities

The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles, and the carrying values approximate fair value at current market rates.

Cash

The Company maintains its accounts at Citibank and the amount is fully insured by the Federal Deposit Insurance Corporation (FDIC). Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum.

Start-Up Expenses

The Company had been a "Developmental Stage Enterprise" until September 28, 2010 and the "Start-Up" Expenses have been written off as an expense in accordance with accounting principles generally accepted in the United States. These expenses are being amortized for income tax purposes at $68,572 a year through September 30, 2025 resulting in a tax benefit to the Company of approximately $364,000 as of March 31, 2013.

Property and Equipment

The Company's property and equipment consists of office furniture and fixtures, and leasehold improvements. The cost of office furniture and equipment, and leasehold improvements at March 31, 2013, was $31,797 and $20,842, respectively. Both depreciation expense and accumulated depreciation on a GAAP basis (5-7 years straight line) were $9,392 and $10,073, respectively.

NOTE 3 – RISKS AND UNCERTAINITIES

Risks

The Company is subject to substantial risks from, among other things, changes in the economic climate and its effect on prospective clients and their need for capital or financial advisory services that will be offered by Avendus Capital Inc., rapidly changing customer requirements, limited operating history, and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in an additional loss to the Company but that will only be resolved when one or more future events occur or fail to occur. The Company's management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies, there are no legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings. If the assessment of a contingency indicates that it is probable and that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. There are no such accruals on these financial statements.

NOTE 4 – ORGANIZATION EXPENSES

The Company incurred "Organization Expenses" of $2,924, which will be amortized for income tax purpose over five years.

NOTE 5 – INCOME TAXES

Deferred tax benefits and deferred rent payable are included in the financial statements. The amortization of these deferred assets and liabilities are recorded as prescribed in FASB ASC 740-10-1 through 25, (formerly SFAS No. 109), "Accounting for Income Taxes".
The Provision for current year taxes is as follows:

Federal	$102,500
NYS	$ 30,300
NYC	$ 29,900
NJ	$ 500

NOTE 6 – DEFERRED RENT

The Company has a total future lease commitment on 499 Park Avenue in the amount of $830,315 at March 31, 2013. The Company, however, received free rent for the first three months of the lease. The free rent resulted in a deferred rent liability of $34,521 at March 31, 2013, which is being amortized over the term of the lease (60 months), including renewals.

NOTE 7 – LEASE COMMITMENT

The Company relocated their office to 499 Park Avenue in New York City. The lease term is five years, including a one year option to renew, expiring on December 7, 2016. The lease calls for rent and utilities of $15,342 per month, plus escalations.

NOTE 8 – SECURITY DEPOSIT

The lease deposit at March 31, 2013 was $92,055 and is in the form of "Restricted Cash" in a certificate of deposit at Citibank.

NOTE 9 - EARNINGS PER SHARE

The Company uses FASB ASC 260-10, (formerly SFAS No. 128), "Earnings per Share," for calculating the basic and diluted earnings (loss) per share. Basic earnings (loss) per share are computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding.

Diluted earnings per share are computed similar to basic earnings per share except that the denominator is increased to include common stock equivalents, if any, as if the potential common shares had been issued. There are no common stock equivalents, therefore income per share either basic or diluted are the same and calculated at $.393. per share.

NOTE 10 – COMPREHENSIVE INCOME

The Company complies with FASB ASC 220-10-45-3 and 45-5 (formerly SFAS No. 130. Reporting Comprehensive Income, Paragraphs 9 and 14) which requires comprehensive income to be reported when a company presents a full set of financial statements that report financial position, results of operations, and cash flows. Comprehensive income refers to net income plus other comprehensive income that are reported as separate components of shareholders' equity. There was no comprehensive income or expense disclosures required in the fiscal year ended March 31, 2013.

NOTE 11 – FAIR VALUE MEASUREMENT

The Company complies with FASB ASC 820-5-1(formerly SFAS No. 157) in determining the value of monetary assets. The Company complies with the reporting requirements of FASB ASC 820-5, but does not have any cash equivalents or other monetary assets.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company provided services per an "Intercompany Services Agreement" dated October 10, 2010, and recorded $2,092,100 in revenues for the fiscal year ended March 31, 2013.

NOTE 13 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 28, 2013, which is the date the financial statements were available to be issued.

AVENDUS CAPITAL INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2013

NET CAPITAL:	
Total stockholder's equity	$ 1,288,744
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	(22,282)
Due from parent company	(284,656)
Foreign tax refund receivable	(458,122)
Furniture and equipment	(42,566)
Deferred tax benefits	(364,000)
Security deposits	(92,055)
Net capital before haircuts on securities positions	25,063
Haircuts on securities positions	-
Net Capital	$ 25,063
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 35,346
Corporate taxes payable	48,525
Deferred rent payable	34,521
Total Aggregate indebtedness	118,392
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 17,169
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 19,063
Ratio: Aggregate indebtedness to net capital is	472.385%

The difference between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of March 31, 2013 is attributable to the following:

Net capital was reported by Company	$ 73,445
Adjustment of non-allowable assets	(253,452)
Other additions per client	(99,156)
Change in accumulated deficit	304,226
Net capital per audited report	$ 25,063

AVENDUS CAPITAL INC.
Information Relating to the Possession or Control Requirements
Under Sec. 240.15c3-3
March 31, 2013

Schedule II

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph k(2)(i) of the rule.



Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Avendus Capital, Inc.
499 Park Avenue
12th Floor
New York, NY 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2013, which were agreed to by Avendus Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Avendus Capital, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Avendus Capital, Inc.'s management is responsible for the Avendus Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2013 as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
May 28, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended March 31, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068226 FINRA MAR
Avendus Capital, Inc.
499 Park Aveenue, 12th Floor
New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Daniel Beaton, 603-379-2478

2. A. General Assessment (item 2e from page 2) $7498

B. Less payment made with SIPC-6 filed (exclude interest) (3170)
11-15-2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4328

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $4328

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $4328

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Avendus Capital, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ______________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 20 12 and ending March 31, 20 13
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4755821
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for Dollar expense reimbursement income	1756685
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1756685
2d. SIPC Net Operating Revenues	$ 2999136
2e. General Assessment @ .0025	$ 7498

(to page 1, line 2.A.)



Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Avendus Capital, Inc.

In planning and performing our audit of the financial statements of Avendus Capital, Inc. (the "Company"), as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
May 28, 2013

AVENDUS CAPITAL INC.

(SEC I.D. No. 8-68226)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED MARCH 31, 2013

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL